EXHIBIT 21.1

Puda Coal has the following direct and indirect subsidiaries as of December 31, 2010:

Puda Investment Holding Limited – 100% owned by Puda Coal

Shanxi Putai Resources Limited – 100% owned by Puda Investment Holding Limited.

Shanxi Puda Coal Group Co., Ltd – 90% owned by Shanxi Putai Resources Limited.